Shearson American REIT, Inc.
540 Brickell Key Drive, Suite 1024
Miami, Florida 33131

August 17, 2010

Ms. Susann Reilly
US Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Shearson American REIT, Inc. Form 10 Filed July 9, 2010 File No. 0-29627 SEC Comments

Dear Ms. Reilly:

This letter is to confirm that we are in receipt of the August 4, 2010 letter detailing the comments on the above noted filing.  We are in the process of fully responding to each of the comments.

As we discussed, it is our understanding that we have been given until September 1, 2010 to complete our response.  We thank you for this extension of time.

I can be contacted directly at (602) 743-7796 if there are any questions.

Sincerely,

/s/ John D. Glassgow

John D. Glassgow, CFO
Shearson American REIT, Inc.